EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC. TO EXPLORE

POSSIBLE SPIN-OFF OF COAL-MINING AND RELATED OPERATIONS

HONG KONG, JUNE 4, 2012 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a natural resources company based in the People’s Republic of China, today announced that its Board of Directors has provided preliminary authorization for the Company to explore a possible spin-off and listing on an overseas stock exchange of the Company’s coal-mining and related operations, subject to, among other things, regulatory approvals and market conditions. The proposed spin-off and listing is expected to include the offering of ordinary shares that will not be registered under the Securities Act of 1933, as amended. No decisions have been made regarding the timing and terms of such transaction or whether the Company will ultimately proceed with such a transaction.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are based on information currently available to the Company, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic, legal and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials,  and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ELSEWHERE.  SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY OFFERING OF SECURITIES MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.